TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, NY 10004-2498 _______________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

January 8, 2016

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Diebold, Incorporated;
Registration Statement on Form S-4 filed on November 24, 2015
(File No 333-208186)

Dear Ms. Mills-Apenteng:

On behalf of our client, Diebold, Incorporated (“Diebold” or “the Company”), enclosed please find a copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from the Registration Statement filed with the Commission on November 24, 2015.

The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of December 21, 2015 (the “Comment Letter”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein. Diebold has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Wincor Nixdorf Aktiengesellschaft (“Wincor Nixdorf”), regarding the Comment Letter.

Ms. Maryse Mills-Apenteng	-2-

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

* * * *

Ms. Maryse Mills-Apenteng	-3-

General

1.	More prominently disclose in the offering materials, including in the Q&A section at the beginning of the prospectus, when tendering shareholders can expect payment for their shares, whether they tender in the acceptance period or any additional acceptance period. Given the fact that regulatory conditions may survive until November 2016, at a time when tendering holders cannot withdraw their shares, this should be highlighted in the prospectus. We may have further comments after reviewing your revised disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover and pages 2, 4, 17 and 95 of Amendment No. 1.

2.	It appears that tendering holders will receive their pro rata portion of the offer consideration based on the proceeds raised by selling Diebold shares in the open market in lieu of fractional entitlements. Clarify if true that the proceeds raised and distributed in this manner could be different than the value of the offer consideration were such tendering holders to receive Diebold shares in the offer.

Because the market price of Diebold common shares will fluctuate, the cash proceeds received by Wincor Nixdorf shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold common share on the closing date. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 39-40, 88, 98, ALT-24, ALT-63 and ALT-93 of Amendment No. 1.

3.	See our comment above. We note the references in the offer materials to regulatory conditions that may remain outstanding for an extended period and possibly through November 21, 2016 after the offer must be closed pursuant to German law and the period when withdrawal rights would terminate and tendered shares would be “locked into” the offer. While the offer is not subject to Regulation 14D, the prompt payment requirement of Rule 14e-1(c) would generally require you to pay promptly after the expiration of the acceptance period and on a rolling basis during the additional acceptance period. We refer to the Axel Springer letter (September 12, 2005) available on our website at www.sec.gov for a factually similar situation where the bidder in a German offer extended withdrawal rights during the regulatory approval process period after expiration of an offer. Please call to discuss. We issue comments below on this feature of the offer, pending further discussions.

Diebold respectfully submits to the Staff that although a period of several months may elapse between (i) the expiration of the acceptance period (after which, withdrawal rights of tendering shareholders will cease) and the expiration of the

Ms. Maryse Mills-Apenteng	-4-

additional acceptance period and (ii) the time the regulatory condition is satisfied, the offer satisfies the prompt payment requirement of Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including as modified by the Tier II relief provided by Rule 14d-1(d)(2)(iv) because payment of the offer consideration will be made in accordance with German law and practice. As discussed below, the offer will satisfy the conditions for Tier II exemptive relief (as set forth in Rule 14d-1(d) under the Exchange Act).

The Company notes that in a factually similar exchange offer proposed to be made pursuant to the German Takeover Act, Alpha Beta Netherlands Holding N.V. (May 2, 2011), the Staff accepted that German exchange offer payment mechanics satisfied prompt payment based on the plain meaning and policy objectives of Rule 14e-1(c). These policy objectives are also met in this offer because Wincor Nixdorf shareholders who tender in the offer will be able to own, vote and dispose of their tendered shares prior to settlement of the offer and are not “locked into” the offer for an extended period of time.

The Offer Meets the Conditions for the Tier II Exemption

The offer will meet the conditions for Tier II exemptive relief because Wincor Nixdorf is a foreign private issuer as defined in Rule 405 under the Securities Act of 1933, as amended and Rule 3b-4(c) under the Exchange Act and U.S. holders do not hold more than 40 percent of Wincor Nixdorf ordinary shares.

To determine the percent of U.S. holders, Instruction 3 to paragraphs (c) and (d) of Rule 14d-1 states that an alternative test is available if the bidder is unable to conduct the “look-through” analysis provided under Instruction 2 to paragraphs (c) and (d) of Rule 14d-1. The Staff stated in The Commission Guidance and Revisions to Cross-Border Tender Offer, Exchange Offer, Rights Offerings, and Business Combination Rules and Beneficial Ownership Reporting Rules for Certain Foreign Institutions, Release Nos. 33-8957; 34-58597 (Dec. 8, 2008) that “an acquiror generally will be unable to conduct the required look-through analysis in the manner prescribed by our revised rules when the subject securities are in bearer form. In addition, in certain foreign jurisdictions, nominees may be prohibited by law from disclosing information about the beneficial owners on whose behalf they hold. Where this prohibition extends to the country of residence of the beneficial owners of the subject securities, we believe the alternate test for determining eligibility should be available.”

Wincor Nixdorf ordinary shares are in bearer form (auf den Inhaber lautende Stammaktien ohne Nennbetrag) and are held at custodian banks. Under German law, in general, custodian banks are prohibited from providing third parties, including public authorities, personal and account information about their customers. Accordingly, Diebold conducted the alternative test as follows:

(i)	Since Wincor Nixdorf ordinary shares are not listed and/or traded on a stock exchange in the United States, the average daily trading volume in the United States does not exceed 40 percent of the average daily trading volume worldwide;

Ms. Maryse Mills-Apenteng	-5-

(ii)	Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015, published on December 4, 2015, estimates that approximately 30 percent of Wincor Nixdorf’s ordinary shares (based on 33,084,988 ordinary shares issued) were held by U.S. shareholders (based on May 2015 data);

(iii)	Based on information provided to Diebold by Wincor Nixdorf, Diebold’s financial advisors and third parties and beneficial ownership reports publicly available to Diebold, Diebold did not know or have reason to know, before the public announcement of the offer, that the level of U.S. ownership exceeded 40 percent of the Wincor Nixdorf ordinary shares. In particular, Wincor Nixdorf retained Registrar Services GmbH, a German third-party shareholder analytics and proxy services provider, to perform a shareholder identification of Wincor Nixdorf ordinary shares. According to Registrar Services’ analysis, the U.S. ownership level in Wincor Nixdorf outstanding ordinary shares held by institutional shareholders was approximately 24.76 percent of the outstanding Wincor Nixdorf shares (excluding treasury shares) as of November 1, 2015. The process undertaken by Registrar Services included reviewing the Wincor Nixdorf shareholder list from its 2015 annual meeting and public filings, requesting ownership information from institutional investors and requesting information from custodian banks, which may only disclose, if they chose to, the number of company shares recorded in their books and a breakdown between institutional and retail investors; and

(iv)	As of the date of the Registration Statement, Diebold does not know and has no reason to know that the level of U.S. ownership exceeds 40 percent of Wincor Nixdorf ordinary shares.

The Staff Agreed that Factually Similar German Payment Mechanics Satisfied Prompt Payment

The offer is factually similar to that in Alpha Beta Netherlands Holding N.V., an exchange offer that was proposed to be made pursuant to the German Takeover Act where withdrawal rights were provided only until the end of the acceptance period even though a regulatory condition remained outstanding for many months. In that exchange offer, the Staff agreed that the payment mechanics under German law

Ms. Maryse Mills-Apenteng	-6-

satisfied the prompt payment rules based on the plain meaning and the policy objectives of Rule 14e-1(c). Similar to this offer, the proposed offer in Alpha Beta Netherlands Holding N.V. met the conditions for Tier II relief and disclosed that it intended to follow German law and practice with respect to prompt payment.

In contrast, as discussed below, the offer cited by the Staff in Axel Springer AG (Sept. 12, 2005) is factually distinguishable from this offer and the offer in Alpha Beta Netherlands.

Tier II Eligibility. Whereas this offer, and the offer in Alpha Beta Netherlands, meet the conditions for the Tier II exemption, Axel Springer—not being a foreign private issuer—was not Tier II eligible. Moreover, there was no discussion in Axel Springer about whether withdrawal rights were required prior to receiving regulatory approval. Such withdrawal rights were presented as part of the offer structure in Axel Springer, and not as supporting the position that prompt payment was satisfied because withdrawal rights existed. The structure of the offer for Wincor Nixdorf ordinary shares, including the fact that there will not be withdrawal rights between the expiration of the acceptance period and the termination of the offer upon the later to occur of the (i) publication of the results of the additional acceptance period or (ii) satisfaction, or where permissible, waiver of the regulatory condition, complies with German law and practice. The rationale for the adoption of the Tier II exemption was to facilitate cross-border transactions and particularly to minimize conflicts with foreign regulatory schemes. Based on this rationale, since German law does not require withdrawal rights in this period, the same should be true for the U.S. holders. Furthermore, the Axel Springer exchange offer preceded the 2008 amendments to the cross-border rules, which were designed to expand and enhance the available exemptions in cross-border transactions.

Minimum Tender Condition. Similar to the Alpha Beta Netherlands offer, the offer for Wincor Nixdorf ordinary shares is subject to a minimum tender condition, while the Axel Springer exchange offer was not subject to a minimum tender condition. The parties have agreed to subject the offer to a minimum tender condition in order to ensure that, after settlement of the offer, Diebold is able to treat Wincor Nixdorf as a dominated subsidiary under German law. Withdrawal rights would undermine this objective. Achieving the minimum tender condition and effecting a business combination of Diebold and Wincor Nixdorf would be jeopardized if withdrawal rights were extended until the regulatory condition is satisfied.

Liquid “As-Tendered” Trading Market. As disclosed in the Registration Statement, in the offer for Wincor Nixdorf ordinary shares, there will be an “as-tendered” trading market. Each tendered share will be transferred to the “as-tendered” ISIN for trading on an “as-tendered” basis. In Axel Springer, the offer was for non-voting shares rather than ordinary shares. While it is not clear from the Axel Springer letter whether

Ms. Maryse Mills-Apenteng	-7-

a liquid “as-tendered” trading market was expected, all of the voting stock of the company was privately held. In contrast, Wincor Nixdorf shares are publicly traded and Diebold expects that a liquid “as-tendered” trading market will exist for tendered Wincor Nixdorf ordinary shares.

The Offer Satisfies Rule 14e-1(c)

Rule 14e-1(c) provides that “no person who makes a tender offer shall…fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of a tender offer.” When the Tier II exemption is met, this rule is modified by Rule 14d-1(d)(2)(iv), which provides that “payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Rule 14e-1(c).”

Diebold believes that the offer will comply with Rule 14e-1(c) because the offer consideration will be paid no later than seven business days following the termination of the offer upon the later to occur of the (i) publication of the results of the additional acceptance period or (ii) satisfaction of the regulatory condition, or, if the offer fails, the shares will promptly be returned. The offer will not terminate until satisfaction (or, if permissible, waiver) of the regulatory condition. Thus, the offer does not terminate at the expiration of the acceptance period or the additional acceptance period. The additional acceptance period is required under the German Takeover Act to allow all shareholders who did not tender their shares during the acceptance period the opportunity to tender their shares in the two-week period following publication of the results of the acceptance period. Upon settlement, Diebold will accept the Wincor Nixdorf ordinary shares tendered in the acceptance period and the additional acceptance period, and issue and deliver the Diebold shares to the tendering shareholders no later than seven business days following termination of the offer. Transfer of title and possession of the Wincor Nixdorf ordinary shares to Diebold will only occur upon settlement, not upon expiration of the acceptance period or additional acceptance period. In accordance with the German Takeover Act, Wincor Nixdorf shares tendered in the acceptance period or the additional acceptance period will be settled and paid at the same time on the closing date. Accordingly, although there may be a delay between the expiration of the acceptance period or additional acceptance period and termination and settlement of the offer, there will not be more than seven business days between the termination of the offer and the payment of the Diebold shares. If the regulatory condition is not satisfied, the offer will be withdrawn, and tendered Wincor Nixdorf ordinary shares will no later than three business days thereafter move from the “as-tendered” ISIN to their regular ISIN and trade normally after such point.

Ms. Maryse Mills-Apenteng	-8-

Moreover, Rule 14d-1(d)(2)(iv) defaults to home jurisdiction payment mechanics without qualification and the settlement process of the offer complies with German law and practice.

Policy Objectives of Rule 14e-1(c)

The policy concerns that underlie Rule 14e-1(c) were not present in the Alpha Beta Netherlands offer and are not present in this offer. In Release No. 34-16384 (Nov. 29, 1979), the Staff stated that Rule 14e-1(c) is designed to “protect investors by ensuring that deposited securities are not tied up for an unreasonable period of time.” In this offer, as in the Alpha Beta Netherlands exchange offer, tendered shares are not “tied up” or “locked into” the offer because, under German law, the shares are not actually deposited and the holders retain all indicia of ownership until the completion of the offer (including voting, dividend, liquidation and trading rights). Importantly, shares can be disposed of through a liquid “as-tendered” trading market.

In light of the foregoing, Diebold believes that the offer satisfies Rule 14e-1(c) and meets the policy objectives of the prompt payment requirement. In addition, it is factually similar to the exchange offer in Alpha Beta Netherlands and factually dissimilar to the offer in Axel Springer, including that this offer will meet the conditions for Tier II relief (and, therefore, Rule 14d-1(2)(iv) is available), is subject to a minimum tender condition, which is necessary to effect a business combination under German law, and that tendering Wincor Nixdorf shareholders will have access to an “as-tendered” trading market to dispose of their shares.

4.	For each of the potential “second-step” or “follow-on” transactions you reference, expand the disclosure in the applicable part of the prospectus to provide additional details concerning the following:

•	Diebold’s current intentions whether to effect such type of follow-on transaction, and if currently uncertain, the factors upon which its determination would be based after consummation of this offer;

•	the potential consideration in such follow-on transaction (including the form of such consideration) and if unknown, how the consideration would be determined and by whom;

•	the timing of any second step transaction and whether or not US shareholders would be permitted to participate;

•	the impact on remaining target shareholders if Diebold is unable to consummate the second-step squeeze out or follow-on transaction, including on its ability to fully integrate Wincor Nixdorf and the rights of remaining target security holders who are not squeezed out.

Ms. Maryse Mills-Apenteng	-9-

In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6, 11-12, 97, 101 and 136-141 of Amendment No. 1.

Questions and Answers

Q: Can tendered Wincor Nixdorf ordinary shares be traded?, page 2

5.	Because US shareholders are unlikely to be familiar with an “as tendered” trading market for shares already tendered into the exchange offer, expand to provide a bit more detail as to how this market operates and how tendering holders can take advantage of it, especially where the offer may be subject to regulatory conditions that survive its expiration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2-3, 16 and 95 of Amendment No. 1.

Q: Can the offer be extended and, if so, under what circumstances?, page 2

6.	We note your disclosure on page 89 under “Amendment of the Offer.” Please also clarify that Wincor Nixdorf shareholders will be permitted to withdraw their tendered shares in the event of an extension of the acceptance period.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 93 and 94-95 of Amendment No. 1.

Q: How will Wincor Nixdorf Shareholders be notified if the offer is extended or the additional acceptance period has been commenced?, page 3

7.	Clarify that you will make a public announcement of any extension of the offer no later than 9:00 a.m. Eastern time on the next business day after the scheduled expiration date as required by Rule 14e-1(d).

As stated in the Company’s response to comment 3 above, the exchange offer will meet the conditions for the Tier II exemption (as set forth in Exchange Act Rule 14d-1(d)). Accordingly, Diebold may avail itself of the exemptive relief provided in Exchange Act Rule 14d-1(d)(2)(iii), which states that “[n]otice of extensions made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of 14e-1(d).” Diebold intends to publish any notices of extension in compliance with German law and/or practice. In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 98 of Amendment No. 1.

Ms. Maryse Mills-Apenteng	-10-

Summary

The Offer

Tender Right Period, page 13

8.	Clarify whether the tender put right period will coincide with the additional acceptance period in the offer. In addition, explain when shares put to the bidder during this period will be paid for.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15-16 and 93-94 of Amendment No. 1.

9.	See our comment above. It appears that the put right is itself a tender offer or could be considered the subsequent offering period in this exchange offer. Please call us to discuss.

The put right that may be exercised by Wincor Nixdorf shareholders within the put right period is not a tender offer, but rather is a statutory put right available when a controlling shareholder holds 95 percent or more of the voting share capital of the corporation. The put right period is required by the German Takeover Act if certain conditions are met. Under the German Takeover Act, if Diebold is entitled to file an application with the district court of Frankfurt am Main to effect a takeover squeeze-out, for the three-month period beginning at the time Diebold has published that 95 percent of the Wincor Nixdorf voting share capital has been tendered in the acceptance period or the additional acceptance period, the Wincor Nixdorf shareholders who did not tender their shares in the offer will have the right (Andienungsrecht) to require Diebold to purchase their shares in exchange for the offer consideration. The put right allows the remaining Wincor Nixdorf shareholders to sell their Wincor Nixdorf ordinary shares for the offer consideration and, therefore, protects them from continued ownership of Wincor Nixdorf ordinary shares in an illiquid market.

Any such put right period will occur following the additional acceptance period and will be open to all Wincor Nixdorf shareholders who did not tender their shares, including shareholders located or resident in the United States. If the regulatory condition is not satisfied or waived when the put right period expires, shares put to Diebold during the put right period will be settled following satisfaction of the regulatory condition on the closing date of the offer at the same time as shares tendered in the acceptance period or additional acceptance period. If the regulatory condition is satisfied or waived prior to the expiration of the put right period, shares put to Diebold in the put right period will be settled no later than seven business days following expiration of the put right period.

Ms. Maryse Mills-Apenteng	-11-

The put right as required by German law is not a “subsequent offering period” as contemplated by Rule 14d-11 under the Exchange Act (“Rule 14d-11”). Pursuant to Rule 14d-11, a bidder may elect to provide a subsequent offering period during which additional tenders will be accepted. A primary purpose of the subsequent offering period in a tender offer for equity securities is to assist a bidder in reaching the minimum shareholding required under state law to engage in a short-form, back-end merger with the target. See Release No. 58597, § II.C.4.a. (Sept. 19, 2008).

In contrast, the put right period as required by German law is not for the benefit of the bidder. Its purpose under the German Takeover Act is to give shareholders who did not tender their shares in the acceptance period or the additional acceptance period the opportunity to accept the offer and receive the offer consideration. If the regulatory condition has not been satisfied when the put right period expires under German law, shareholders who put their shares to Diebold in the put right period will, just as with shareholders who tendered in the acceptance period or additional acceptance period, not receive the offer consideration until following satisfaction of the regulatory condition.

The put right period only applies when Diebold has directly or indirectly acquired 95 percent of the voting share capital of Wincor Nixdorf ordinary shares or published that 95 percent of the Wincor Nixdorf ordinary shares have tendered in the offer, a point at which liquidity in Wincor Nixdorf shares that have not tendered would be diminished. Depending on when the regulatory condition is satisfied, or where permissible, waived, the put right period may be settled at the same time as shares tendered in the acceptance period or additional acceptance period. In that case, Wincor Nixdorf shareholders who put their shares will receive the same consideration at the same time as Wincor Nixdorf shareholders who tendered in the offer. In the case where the put right period is settled following the closing date, it serves to protect Wincor Nixdorf shareholders by providing them the opportunity to receive the offer consideration at an earlier settlement date than such shareholders otherwise would receive it in a takeover squeeze-out. The put right period therefore serves to protect shareholders.

Settlement, page 14

10.	We note your disclosure that payment will occur “without undue delay” following the expiration of the additional acceptance period and admission of the Diebold common shares to trading on the Frankfurt Stock Exchange. Please specify how long payment will likely take after expiration. If payment could be delayed after the end of the offer while shares are being admitted to trade on the Exchange, explain how this is consistent with your prompt payment obligation under Rule 14e-1(c). Please advise or revise.

Ms. Maryse Mills-Apenteng	-12-

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to reflect more clearly that payment of the offer consideration will occur no later than seven business days following the later to occur of (i) the publication of the results of the additional acceptance period in accordance with German law and practice or (ii) the satisfaction of the regulatory condition. The Registration Statement no longer refers to admission of Diebold common shares to trading on the Frankfurt Stock Exchange with respect to the timing of the payment of the offer consideration. Diebold respectfully refers the Staff to the revisions to the Registration Statement in response to comment 1.

11.	We note the reference to the possibility that one or more offer conditions may not have been satisfied or waived by the end of the additional acceptance period. Generally, all offer conditions must be satisfied or waived before the additional acceptance period begins and withdrawal rights are terminated. This appears to be what you are saying under “Additional Acceptance Period” on page 1. Please advise or revise. In particular, clarify whether the additional acceptance period would begin if a regulatory condition(s) remains outstanding at the scheduled expiration of the acceptance period. We may have additional comments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 92-93, 95, ALT-25 and ALT-63 of Amendment No. 1 to clarify that all conditions to the offer, other than the regulatory condition, must be satisfied, or where permissible, waived, prior to the expiration of the acceptance period and that the additional acceptance period may commence even if the regulatory condition remains outstanding following expiration of the acceptance period.

12.	Generally speaking, where an offer features both an initial and subsequent offering period such as this one, payment must begin immediately after the end of the initial offering period as to those shares tendered during that period and payment is made on a rolling basis during the subsequent offering period. This is because withdrawal rights generally terminate at the end of the initial offering period when an offer becomes wholly unconditional. You appear to be contemplating a single payment period after the expiration of the additional acceptance period, and possibly a significant time thereafter if regulatory conditions remain outstanding (see our comment above – we are unclear whether the additional offering period would occur only after satisfaction or waiver of all offer conditions). You appear to be contemplating an additional acceptance period where there is no ability to withdraw tendered shares but where conditions remain outstanding: “If one or more of the offer conditions are not satisfied, and have not been waived by the end of the additional acceptance period, the settlement of the offer will be delayed until fulfillment or waiver of such conditions.” We don’t understand the purpose of an additional acceptance period where conditions remain outstanding in the offer. Please advise or revise. We may have additional comments.

Ms. Maryse Mills-Apenteng	-13-

As discussed above, under the German Securities Acquisition and Takeover Act once the acceptance period has expired and all conditions to the offer (other than the regulatory condition) have been satisfied or, where permissible, waived, Diebold will be required to provide an additional acceptance period. The additional acceptance period is a two-week period beginning the day after publication of the results of the acceptance period, and it occurs prior to settlement of shares tendered in the acceptance period. Shareholders who tender in the additional acceptance period are treated similar to shareholders who tender in the acceptance period.

The additional acceptance period as required by German law is not a “subsequent offering period” as contemplated by Rule 14d-11. Pursuant to Rule 14d-11, a bidder may elect to provide a subsequent offering period during which additional tenders will be accepted. As noted above, a primary purpose of the subsequent offering period in a tender offer for equity securities is to assist a bidder in reaching the minimum shareholding required under state law to engage in a short-form, back-end merger with the target. An additional purpose is to protect remaining shareholders from an illiquid market that can result after a tender offer is completed and before a back-end merger is consummated.

In contrast, the additional acceptance period as required by German law is not for the benefit of the bidder. Its purpose under the German Takeover Act is to give shareholders who did not tender their shares in the acceptance period the opportunity to accept the offer for the same consideration and receive the consideration at the same time as shareholders who tendered in the acceptance period.

In addition, while shareholders who have tendered their shares during the acceptance period or during the additional acceptance period do not have withdrawal rights during the additional acceptance period (or thereafter), such shareholders may trade their tendered shares in the open market on an “as-tendered” basis. The “as-tendered” market provides tendering shareholders an opportunity for liquidity in their tendered shares.

Total Cost of the Issuance; Material Fees and Expenses, page 16

13.	Please revise to disclose the amount of funds or other consideration required to purchase the maximum amount of securities sought in the offer. This comment also applies to your disclosure on page 79.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 82 of Amendment No. 1.

Ms. Maryse Mills-Apenteng	-14-

Appraisal Rights, page 23

14.	Expand to briefly describe how the value of target shares would be determined pursuant to an appraisal proceeding. Note in particular whether the form and amount of the consideration in any appraisal proceeding could be different than the offer consideration and how (if at all) the offer consideration would factor into any valuation determination in such proceeding.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 99 and 140-141 of Amendment No. 1.

The Offer

Minimum Tender Condition, page 85

15.	Please disclose the aggregate number of shares and corresponding percentage of Wincor Nixdorf ordinary shares that are (1) directly or indirectly held by Diebold, (2) must be attributed to Diebold and/or (3) subject to an agreement outside of the offer, giving Diebold the right to demand the transfer of title of such Wincor Nixdorf shares.

The Staff is supplementally advised that Diebold indirectly holds 4,100 Wincor Nixdorf shares through a Diebold pension fund that would be counted for purposes of the minimum tender condition. The third-party pension fund manager purchased these Wincor Nixdorf ordinary shares on a fully discretionary basis prior to announcement of the business combination. Diebold is expressly prohibited from directing the fund manager on how to vote these shares. In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1.

Regulatory Condition, page 86

16.	Please expand the disclosure about the regulatory approvals that must be obtained before this offer may be consummated. Your expanded disclosure should identify all of the jurisdictions where approval is required and should summarize the status of the process of obtaining such approvals (or the applicable statutory waiting period) in each jurisdiction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 26, 89-90 and 142-143 of Amendment No. 1.

17.

It appears that you are not permitted to extend the offer pending receipt of necessary regulatory approvals, which may not be received until November 2016. Highlight on the cover page of the prospectus and throughout the disclosure document as appropriate that shareholders who tender into the offer

Ms. Maryse Mills-Apenteng	-15-

may have their shares effectively locked up for an extended period, during which time it is uncertain whether the offer will be consummated and during which time they will not be paid nor able to withdraw tendered shares.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and pages 4, 15, 41, 87 and 90 of Amendment No. 1. The Company also respectfully refers the Staff to the revisions to the disclosure made in response to comment 1.

Waiver of Conditions to the Offer, page 89

18.	Confirm here that any extensions due to a material change in the terms of the offer must also comply with the requirements of US law including Rule 14e-1.

Diebold confirms that any extensions due to a material change in the terms of the offer will also comply with the requirements of US law including Rule 14e-1 under the Exchange Act. In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Plans for Wincor Nixdorf after the Offer, page 92

19.	See our comment above regarding the need to provide additional details about any potential second step transaction after the offer. The disclosure here is particularly vague as to what a “post-completion reorganization” would look like and how it would affect remaining minority shareholders of Wincor Nixdorf. Please expand, consistent with our comment above.

The Company respectfully refers the Staff to the revisions to the disclosure made in response to comment 4.

Parallel Acquisitions, page 92

20.	Note if accurate that the offer consideration would be increased to the highest price paid by Diebold outside the offer.

In response to the Staff’s comment, the Company has revised the disclosure on page 97-98 of Amendment No. 1.

Background of the Business Combination, page 97

21.	We note your disclosure that at the September 23, 2015 meeting, Mr. Heidloff and Dr. Wunram reported to the supervisory board potential strategic alternatives, among other matters. Please disclose the potential strategic alternatives considered, when they stopped being considered, and why.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1.

Ms. Maryse Mills-Apenteng	-16-

Recommendation of the Wincor Nixdorf Supervisory Board and Management Board, page 110

22.	Please revise the discussion to disclose the vote by which both the management board and supervisory board determined that the proposed combination is in the best interest of Wincor Nixdorf, its shareholders, employees and other stakeholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of Amendment No. 1 to disclose that the vote by each of the Wincor Nixdorf management board and the supervisory board was unanimous.

Conditions to the Offer; Closing Failure and Revised Transaction

Conditions to Diebold’s Obligation to Consummate the Exchange Offer, page 114

23.	As to each condition listed other than regulatory conditions, clarify the disclosure to indicate when it must be satisfied or waived.

In response to the Staff’s comment, the Company has revised the disclosure on pages 121 and 123 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wincor Nixdorf

Liquidity and Capital Resources, page 279

24.	We note your disclosure that you anticipate incurring EUR 80 million of restructuring expenses during fiscal year 2015, which appears to be significant in relation to your cash balance and your cash flow from operating activities. Accordingly, please discuss in greater detail the nature of these obligations, including whether these plans may be impacted or cancelled by your impending acquisition by Diebold. Describe the liquidity impact of any cash settlements you have paid or expect to incur.

As disclosed on pages 288-289 of Amendment No. 1, the ongoing realignment and restructuring initiative is expected to involve aggregate charges of approximately €120 million in total, thereof €80 million incurred in the fiscal year ended September 30, 2015. It

Ms. Maryse Mills-Apenteng	-17-

entailed cash payments of approximately €30 – 35 million in the fiscal year ended September 30, 2015 and future cash outflows of approximately €75 – 80 million after September 30, 2015, primarily for employee termination benefits, early retirement benefits, contract termination costs and consulting expenses, which are expected to be paid mainly in fiscal years 2016 and 2017. In response to the Staff’s comment, the Company has revised the disclosure on pages 288-289 of Amendment No. 1.

As disclosed on page 288 of Amendment No. 1, Wincor Nixdorf’s primary sources of liquidity are cash from operations and available credit lines of €494 million at September 30, 2015.

As disclosed on page 130 of Amendment No. 1, Wincor Nixdorf will continue to conduct its business, including its current restructuring program, pursuant to sections 7.1 and 7.2 of the Business Combination Agreement. As disclosed on page 117 of Amendment No. 1, following the closing date, Diebold and Wincor Nixdorf intend that the combined company will continue Diebold’s and Wincor Nixdorf’s respective restructuring programs.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 – Electronic Security Business Disposition, page 315

25.	Tell us how you considered the guidance in ASC 205-20-45-1 and 45-2 in determining whether or not the disposition of your electronic security business should be reported in discontinued operations.

In response to the Staff’s comment, the Company considered ASC 205-20-45-1 and 45-2 pursuant to the recent Accounting Standards Update 2014-08 in determining that the pending sale of Diebold’s Electronics Security Business (“ES”) should be reported in discontinued operations. In making its assessment, Diebold considered the following factors:

•	ES is a component of Diebold. It has operations and cash flows that are clearly distinguished, both operationally and for financial reporting purposes, from the rest of Diebold.

•	The sale of ES represents a strategic shift by selling a major line of business that enables Diebold to accelerate its transformation. As noted with respect to the proposed business combination of Diebold and Wincor Nixdorf, following the sale of ES, Diebold has the flexibility to focus on opportunities for growth and innovation in the self-service market. For ES to continue its growth, it would require resources and investment that Diebold is not committed to make given its focus on the self-service market. A buyer focused on the security industry is better positioned to maximize the value of ES going forward.

Ms. Maryse Mills-Apenteng	-18-

•	ES represented approximately 10 percent of total assets as of September 30, 2015. The business represented approximately 12 percent and 10 percent of net sales and 33 percent and 10 percent of net income for the nine months ended September 30, 2015 and for the year ended December 31, 2014, respectively.

•	Management of Diebold, through receipt in October 2015 of the required authorization from its Board of Directors after a potential buyer had been identified, committed to a plan to divest the ES business. As such, all of the criteria required for held for sale classification were met during the fourth quarter of 2015.

As a result of Diebold’s assessment, Diebold plans to classify the ES business as held for sale as of December 31, 2015 and to report it as a discontinued operation for the periods presented in its Annual Report on Form 10-K to be filed with the Commission on or prior to February 29, 2016.

Note 5 – Purchase Price, page 322

26.	Please revise your filing to disclose the impact of any variances in the Euro exchange rate on your purchase price, similar to your discussion of the impact of potential variances in Diebold’s stock price.

In response to the Staff’s comment, the Company has revised the disclosure in Note 5 of the Unaudited Pro-Forma Condensed Combined Financial Information on page 330 of Amendment No. 1 to provide additional sensitivity analysis related to the impact that a 10 percent variance in the Euro exchange rate can have on the overall purchase price assuming 100 percent tender of Wincor Nixdorf ordinary shares.

Note 6 – IFRS to US GAAP Adjustments, page 324

27.	Please clarify whether you offer standard or extended warranties, and tell us the methodology used to determine the amount of required warranty reserve. Tell us if there is any difference between the point at which you would recognize the provision under IAS 37 and when the liability would be considered probable under ASC 450 and if so, how these differences were considered in your IFRS to US GAAP adjustments.

The Company advises the staff that Wincor Nixdorf offers both standard and extended warranties.

The terms of supplier warranty depend on legal or contractual obligations and vary from country to country. Provisions for individually identified warranties are determined based on expected costs per unit of a product multiplied by the number of units per product still subject to warranty at the end of the period. The expected cost includes estimates of material, labor and other direct costs to address a specifically

Ms. Maryse Mills-Apenteng	-19-

identified warranty issue. For the remaining warranty obligations, the warranty provision is derived from relevant past experience (i.e., percentage of occurrences of warranty and direct costs incurred in the past for the product).

Extended warranty agreements extend the standard warranty period in exchange for a separate upfront customer payment. Amounts received are initially recorded as deferred revenue and subsequently recognized in net sales over the warranty period. Only if expected future direct costs for the fulfillment of the contractually agreed extended warranties exceeded deferred income would a warranty provision for the difference be recorded.

Wincor Nixdorf records warranty provisions in accordance with IAS 37.14 for present warranty obligations as a result of a past event (i.e., the shipment of a product subject to warranty required by law or contract), when it is probable that an outflow of resources embodying economic benefits will be required to settle the warranty obligation, and a reliable estimate can be made of the amount of the obligation. IAS 37.23 provides that an outflow of benefits should be recognized when it is more likely than not to occur. Based on the review of warranty obligations, Wincor Nixdorf concluded that its warranty obligations on product revenue also meet the higher probable threshold in ASC 450-20-25 for the recognition of the warranty obligation.

For purposes of the unaudited pro forma financial information, the Company concluded that the conditions for recognition of a loss contingency under US GAAP are met at the same point in time. Therefore, the differences that were considered and described in Note 6 to the unaudited pro forma financial information solely relate to measurement differences for the discounting of noncurrent provisions required by IAS 37.45.

28.	We note your disclosure on page F-15 that revenue from hardware sales is recognized once the risks and rewards of ownership have transferred. Please tell us whether you recognize revenue from sales of hardware upon delivery or upon completion of any installation, and clarify whether there are any significant differences between when revenue would be recognized under that policy and when it would be recognized under US GAAP.

The Company advises the Staff that Wincor Nixdorf’s historical recognition of revenues depends on the terms of the contractual arrangement. In general, Wincor Nixdorf recognizes revenue from hardware sales upon delivery. However, in case the contract provides for Wincor Nixdorf to install the product, revenue is recognized upon completion of this service. These revenue recognition policies are consistent with Diebold’s policies for delivery of hardware and when a contract provides for installation services.

Ms. Maryse Mills-Apenteng	-20-

Accordingly, for purposes of preparing the unaudited pro forma financial information, the Company did not identify a difference between its accounting for revenues from hardware sales and Wincor Nixdorf’s revenue recognition policy.

29.	You disclose on page 292 that you use distributors and referral partners to supplement your direct sales force in certain circumstances and that you enter into partnership agreements with sales agents and partners. Please tell us the point at which you recognize revenue in these arrangements. Please describe any price concessions, repurchase obligations, or rights of return associated with sales made through these resellers, and how you considered the impact of these obligations in your IFRS to US GAAP adjustments.

The Company advises the Staff that Wincor Nixdorf recognizes revenues from sales to its customers when all conditions in IAS 18 are met and the transfer of the significant risks and rewards of ownership have transferred to its customer. Customers include direct customers and resellers. If sales agents are involved, revenue is recognized when risk and rewards have transferred to a customer of Wincor Nixdorf and all obligations of Wincor Nixdorf have been fulfilled.

Wincor Nixdorf records an offset to revenue for expected vendor rebates, typically for achievement of a specified level of sales activity by the direct customer or reseller, but does not offer other price concessions, repurchase obligations, or rights of return (other than for defective products subject to warranty) under the terms of its contractual agreements with direct customers, sales agents or partners.

In the course of conducting the assessment of differences between Wincor Nixdorf’s historical IFRS accounting and US GAAP for purposes of preparing the unaudited pro forma financial information, no differences were identified with respect to the measurement or timing of revenue recognition for arrangements with resellers, including the impacts of price concessions, repurchase obligations, or rights of return.

30.	We note from your discussion of multiple component contracts on page F-16 that if the sale of products includes a determinable amount for subsequent services, the related revenues are deferred and recognized as income over the period of the contract. Please tell us how you have considered these contracts in calculating your IFRS to US GAAP adjustments and in your response, address separately those contracts that contain a software element and those that do not.

The Company advises the Staff that Wincor Nixdorf recognizes revenue from multiple-component transactions, such as hardware sales bundled with undelivered services, by separate revenue recognition for each element, if the delivered element has stand-alone value to its customer and the consideration can be allocated to the components, assuming that all conditions in IAS 18 for revenue recognition are met for each component.

Ms. Maryse Mills-Apenteng	-21-

While IAS 18 does not prescribe a specific method for the allocation of the consideration to the multiple components in a revenue transaction, Wincor Nixdorf defers an amount for undelivered services that is based on the price it charges to customers who purchase the service on a stand-alone basis in a separate transaction. The price charged in a separate transaction solely for the undelivered services is consistent with the concept of vendor-specific objective evidence (VSOE) that is applied under US GAAP.

In the course of conducting the assessment of differences between Wincor Nixdorf’s historical IFRS accounting and US GAAP for purposes of preparing the unaudited pro forma financial information, no differences were identified with respect to the measurement or timing of revenue recognition for multiple-components arrangements, including arrangements that contain a software component.

Consolidated Financial Statements of Wincor Nixdorf and Subsidiaries

Consolidated Statements of Cash Flows for the fiscal years ended September 30, 2014, 2013 and 2012, page F-6

31.	We note your aggregate presentation of changes in working capital presented within operating cash flows. In light of the fact that there appear to be material changes in certain of your individual working capital categories reflected on the balance sheet, please tell us your consideration to disclose changes in these categories separately instead of aggregated into one line item on your Statement of Cash Flows. Refer to paragraphs 13 and 20 of IAS 7.

The Company advises the Staff that the Consolidated Statements of Cash Flows includes a reference to Note 27 which was intended to direct the reader to the separate presentation of changes in individual components of working capital and a reconciliation to “Change in working capital” appearing on the face of the Consolidated Statements of Cash Flows. The additional information in Note 27 is intended to address paragraphs 13 and 20 of IAS 7.

Accounting and Valuation Principles

Other Accruals, page F-23

32.	We note your disclosure on page 295 that you are not presently aware of any actual or potential legal disputes that could affect your financial situation to any significant extent. Please disclose whether you have any contingent liabilities related to any legal issues for which the possibility of an outflow of resources are other than remote. If so, please provide the disclosures required by paragraph 86 of IAS 37.

Ms. Maryse Mills-Apenteng	-22-

The Company advises the Staff that IAS 37.86 may require certain disclosures for a class of contingent liabilities. Wincor Nixdorf does not present a separate class of provisions for legal proceedings due to materiality considerations. With respect to contingent liabilities for legal proceedings, disclosure would only be required by IAS 37.86 if the possibility of an outflow in settlement were other than remote. IAS 1.31 states that an entity does not need to provide specific disclosure required by any IFRS standard if the information is immaterial. Accordingly, Wincor Nixdorf did not provide disclosure of immaterial amounts of contingent liabilities for any type or class of a claim, including but not limited to legal proceedings, for which a provision has not been recorded but settlement is more than remote, or make an explicit statement of the absence of any contingent liability.

Wincor Nixdorf respectfully advises the Staff that additional disclosure in its financial statements as of September 30, 2015 is not required by IFRS, and in particular IAS 37.

Part II. Information Not Required in Prospectus

Item 21. Exhibits, page II-2

Exhibits 10.1 and 10.2

33.	Please refile exhibits 10.1 and 10.2 in their entirety to include all exhibits and schedules. Note that unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for omitting schedules or similar attachments.

Exhibits 10.1 and 10.2 (renumbered to 10.3) have been filed as exhibits to the Registration Statement and as filed include all exhibits and schedules.

Ms. Maryse Mills-Apenteng	-23-

Diebold acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Diebold from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Diebold may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Francis J. Aquila at (212) 558-4048 or by email (aquilaf@sullcrom.com) or Kathryn L. Freund at (212) 558-7852 or by email (freundk@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Christina Chalk
Kathleen Collins
Ji Shin
Rebekah Lindsey
(Securities and Exchange Commission)

Andreas W. Mattes

Jonathan B. Leiken

(Diebold, Incorporated)

Ms. Maryse Mills-Apenteng	-24-

Francis J. Aquila

Kathryn L. Freund

(Sullivan & Cromwell LLP)